SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 4, 2003

                           Commission File No. 1-14110

                               __________________

                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)
                               ___________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: Press release dated April 3, 2003, announcing the position of the
           Board of Directors regarding the proposed conversion of shares "B" into shares "A".



PRESS RELEASE

                        [PECHINEY LOGO] [GRAPHIC OMITTED]

                                                                April 3, 2003

Annual shareholders' meeting of Pechiney : Stand of the board of directors regarding the proposed conversion of shares "B" into shares "A"

As previously released, the board of directors has just met before the shareholders' meeting, to consider the proposed resolution which has been submitted by two shareholders of Pechiney in order to convert Preferred Shares
"B" into Ordinary Shares "A".

The board of Directors has taken its stand, notably in the light of the fairness opinion which has been remitted to it by HSBC CFF in respect of the parity of
1.10 Ordinary Shares "A" for one Preferred Shares "B" proposed by these two shareholders.

Having reviewed the analysis of HSBC CCF, the board of directors has decided to agree to the proposed resolution submitted by ABN AMRO Contrepartie France SNC and ABC arbitrage, taking into account:

- the opinion of HSBC CCF, concluding that the parity proposed by these two shareholders is fair;

- the significantly higher market liquidity of Shares "A" against the market liquidity of Shares "B", which would benefit to holders of Shares "B" should the conversion be completed.

If this proposed resolution is voted by the shareholders' meeting, this conversion would be completed only if a special meeting of the holders of Preferred Shares "B", which would then take place, approves this conversion at a two-third majority.

Furthermore, the conversion would not be completed before the dividend payment date, scheduled on May 7, 2003, of the dividend proposed to be declared in respect of the 2002 fiscal year and corresponding to a net amount of 1.00 euro per share "A" and 1.65 euro par share "B" excluding pre-paid taxes (French tax credit or avoir fiscal).

                                ****************

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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

Investor Relations Contacts:                            Press Contacts:
Charles L. Ranunkel     Tel: 33 1 56 28 25 07           Chrystele Ivins: Tel: 33 1 56 28 24 18
Catherine Paupelin      Tel: 33 1 56 28 25 08           chrystele.ivins@pechiney.com
                        Fax 33 1 56 28 33 38

PECHINEY                                                Stephan Giraud: Tel: 33 1 56 28 24 19
7, place du Chancelier Adenauer                         stephan.giraud@pechiney.com
75116 Paris

e-mail:  Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: April 4, 2003                         PECHINEY


                                                By:      /s/ OLIVIER MALLET
                                                Name: Olivier MALLET
                                                Title:  Chief Financial Officer